UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For February 1, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 1, 2006 -  Acquisition





                                                                1 February 2006



                        BUNZL MAKES FURTHER ACQUISITIONS

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired The Midshires Group Limited from a privately owned company, Wychbury Holdings Limited. Midshires, which is based in Shrewsbury with locations also in Wolverhampton, Loughborough and Northampton, is principally engaged in the operation and sale of vending machines and associated services throughout Central England. It had revenue of GBP11.6 million in the year ended 31 December 2005 and gross assets acquired are estimated to be GBP8.6 million.

Bunzl also announces the acquisition of Master Craft Packaging Corporation from a privately controlled family trust, the Roseth Family Trust. Based in Fresno, California, Master Craft serves the redistribution and foodservice sectors in California, Oregon and Washington. It had revenue of $10.6 million in the year ended 31 December 2005 and gross assets acquired are estimated to be $3.0 million.

Commenting on the acquisitions, Michael Roney, Chief Executive of Bunzl, said:

"The acquisition of Midshires will significantly increase the overall size of our UK vending business and strengthen our market position in central England. The Master Craft acquisition is a further step in our strategy to grow our redistribution business in the US".

Enquiries:

Bunzl plc                                         Finsbury
Michael Roney, Chief Executive                    Roland Rudd
Brian May, Finance Director                       Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 1, 2006                       By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer